GREEN DRAGON WOOD PRODUCTS, INC.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Lowloon, Hong Kong

May 27, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Kevin Stertzel – Staff Attorney

Re:      Green Dragon Wood Product, Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010
Filed February 22, 2011
File No. 0-53379

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated April 29, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended March 31, 2010 (“2010 Form 10-K”) and the Form 10-Q for the fiscal quarter ended December 31, 2010 (the “December 2010 10-Q”) of Green Dragon Wood Products, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for Fiscal Year Ended March 31, 2010

Employees, page 9

1.
We reissue comment four of our letter dated February 24, 2011 as it appears you have omitted a response to this comment.  In future filings, please disclose the number of employees who are full-time employees.  Refer to Item 101(h)(4)(xii).

Response
The Company acknowledges the Staff’s comment and advises the Commission that the Company of the Company’s 10 employees, all 10 employees work for the Company on a full-time basis.  The Company will update its future filings accordingly.

Code of Ethics, page 31

2.
We note your response to comment 23 of our letter dated February 24, 2011.  Please tell us whether you still undertake to post your code of ethics to your website.  If you do undertake to do so, please tell us when you expect to fulfill this undertaking as we not your website appears to be at least partially operational.

Response
The Company acknowledges the Staff’s comment and it undertakes to post the code of ethics to its website by June 15, 2011.

3.
We note your responses to our prior comment number 19.  Based on the information provided in your response, it appears your organization lacks expertise related to U.S. GAAP.  Provided you have no further information to support a U.S. GAAP expertise assertion, please amend your document to address the apparent material weakness in your internal controls over financial reporting for this element of your internal controls.

Response
The Company acknowledges the Staff’s comment and will amend its 2010 Form 10-K in the near future.

4.
We note your responses to our prior comments number 27 and 29.  Please confirm, and clarify in future filings, if accurate, that the tri-parties settlement agreement you refer to represents a legal right of offset as contemplated by ASC 210-20-45 otherwise, explain why your net presentation is appropriate.  Also, please revise your proposed disclosures related to significant customers in future annual and quarterly filings to quantify and disclose the amount of accounts payable offset against accounts receivable.

Response

We have assessed if tri-parties settlement agreement represents a legal right of offset as contemplated by ASC 210-20-45 and the following conditions in the tri-parties settlement agreement are met with the guidance of ASC 210-20-45, “Right of setoff”.

1.	each of two parties owes the other determinable amounts,

We have independently transacted with Customer A and Customer B (also a major supplier) in an arm-length basis at the current market value in the normal course of business. Usually, we enter into a contract and issue sales invoices with determinable amounts, description of goods, and payment terms stated as evidence to the completeness of the transaction when goods are delivered and titles are passed to the customers.

2.	the reporting party has the right to set off the amount owed with the amount owed by the other party,

The tri-parties settlement agreement is mutually agreed and signed among Customer A, Customer B and the Company. Under such arrangement, the Company is granted with the right to set off, whereas Customer A agrees to transfer its accounts receivable balance to Customer B and Customer B agrees to receive such accounts receivable balance from Customer A, on behalf of the Company, to offset against its trade payable due to the Company.

3.	the reporting party intends to set off,

Under the tri-parties settlement arrangement, we issue a monthly statement to Customer A and Customer and reconcile the balances to set off accounts receivable balances with Customer A and Customer B on a monthly basis.

4.	the right of setoff is enforceable at law

The tri-parties settlement agreement is mutually agreed and signed among Customer A, Customer B and the Company, which is enforceable under the PRC law.

We will revise the proposed disclosures to quantify and disclose the amount of accounts payable offset against accounts receivable in the future annual and quarterly filings.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Financial Statements

Note 13-Concentrations of Risk, page 16

5.
We note for your response to our prior comment number 31 that you believe you do not have a recoverability issue regarding customer “B”’s accounts receivable.  It appears your net receivable balance related to customer “B” was approximately $3.5 million at March 31, 2010.  Your response indicates that through February 22, 2011, you have received only $1,040,000 of this amount from your customer.  As such, it appears customer “B” is paying on terms that are substantially in excess of the 180 day credit terms you state in your response.  Please tell us, and disclose in future filings, the amount of receivable from customer “B” that are past due, including an aging analysis of this customer’s balance.

Response

The amount of receivable from Customer B that is past due, is approximately $2,739,268 and its aging analysis as of December 31, 2010 is as follow:

USD

0 – 90 days	$1,757,716
91 – 180 days	1,344,426
181 – 360 days	1,354,343
Over 360 days	1,384,925
Total	$5,841,410

We continue to receive repayment from Customer B throughout on a quarterly basis. For the year ended March 31, 2011, the Company received a total cash settlement of approximately $1,091,320 from Customer B. The Company will continue to monitor the collection condition and will make adjustments in the allowance when it is considered necessary.

Exhibit 31.1

6.	Please note that we cannot complete our review of your filings until you have filed the amended Form 10-Q as requested in comment 36 of our letter dated February 24, 2011.

Response
The Company acknowledges the Staff’s comment and has filed an amended December 2010 10-Q with the Commission on the date hereof..

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (011-852) 2482-5168 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Kwok Leung Lee
Kwok Leung Lee
President

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP

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